Resolution of the Board of Directors

On February 7, 2013, the Board of Directors of POSCO resolved on the following:

Agenda 1: Annual General Meeting of Shareholders (the “General Meeting”)

• Resolution Date: February 7, 2013

• Proposed Date of the General Meeting: 9:00 A.M., March 22, 2013 (KST)

• Proposed Place of the General Meeting: Art Hall, POSCO Center, 892 Daechi4-Dong,

Gangnam-gu, 135-777 Seoul, Korea

(Agenda for the General Meeting will be resolved in the Board of Directors’ meeting in February, 2013)

Agenda 2: Dividend Payment

Year-End Cash Dividends per Share (KRW)	6,000
Dividend Payout Ratio (%)	1.70
Record Date	December 31, 2012
Proposed Dividend Payment Date	April 11, 2013
Total Annual Dividend (KRW)	463,466,664,000
Annual Dividend per Share (KRW)	8,000
— Year-End Dividend (KRW)	6,000
— Interim Dividend (KRW)	2,000